SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information To Be Included In Statements Filed Pursuant

to Rules 13d-1(b)(c), and (d) and Amendments Thereto

Filed Pursuant to Rule 13d-2(b)

(Amendment No. )*

PW EQUITY OPPORTUNITY FUND, L.L.C.

(Name of Issuer)

LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

N/A

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

( ) Rule 13d-1(b)

(X) Rule 13d-1(c)

( ) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages
CUSIP No. N/A	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON AMERICAN GENERAL CORPORATION IRS #74-0483432
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) G (b) G
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER $37,880,358.52 in limited liability company interests
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER $37,880,358.52 in limited liability company interests
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON $37,880,358.52 in limited liability company interests
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* G
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.97%
12	TYPE OF REPORTING PERSON* HC, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. N/A	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON AGC LIFE INSURANCE COMPANY IRS #76-0030921
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) G (b) G
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER $37,880,358.52 in limited liability company interests
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER $37,880,358.52 in limited liability company interests
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON $37,880,358.52 in limited liability company interests
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* G
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.97%
12	TYPE OF REPORTING PERSON* IC, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. N/A	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON AMERICAN GENERAL LIFE OF BERMUDA, LTD. IRS #98-0181730
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) G (b) G
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER $37,880,358.52 in limited liability company interests
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER $37,880,358.52 in limited liability company interests
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON $37,880,358.52 in limited liability company interests
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* G
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.97%
12	TYPE OF REPORTING PERSON* IC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. (a) Name of Issuer:

PW Equity Opportunity Fund, L.L.C.

(b) Address of Issuer's Principal Executive Offices:

1285 Avenue of the Americas

New York, New York 10019-6028

Item 2. (a) Name of Person Filing:

AMERICAN GENERAL CORPORATION ("AGC")

AGC LIFE INSURANCE COMPANY ("AGCL")

AMERICAN GENERAL LIFE OF BERMUDA, LTD.

(b) Address of Principal Business Office:

American General Corporation

2929 Allen Parkway

Houston, Texas 77019

AGC Life Insurance Company

2222 Monroe Street

Jefferson City, Missouri 65101

American General Life of Bermuda, Ltd.

Cedar House

41 Cedar Avenue

Hamilton, HM 12, Bermuda

(c) Citizenship:

American General Corporation - Texas

AGC Life Insurance Company - Missouri

American General Life of Bermuda, Ltd. - Bermuda

(d) Title of Class of Securities:

Limited Liability Company Interests

(e) CUSIP Number:

N/A

Item 3. If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) ( ) Broker or dealer registered under Section 15 of the Exchange Act.

(b) ( ) Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) ( ) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) ( ) Investment company registered under Section 8 of the Investment Company Act.

(e) ( ) An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ( ) An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ( ) A parent holding company or control person in accordance with Rule 13d-1(b) (1)(ii)(G);

(h) ( ) A savings association as defined in Section 3(b) of the Federal Deposit

Insurance Act;

(i) ( ) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) ( ) Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a) Amount Beneficially Owned:

American General Life of Bermuda, Ltd., on behalf of Separate Account Bermuda VL-U-II is the beneficial owner of $37,880,358.52 in limited liability company interests. American General Life of Bermuda, Ltd. is a wholly-owned subsidiary of AGCL which is a wholly-owned subsidiary of AGC; accordingly AGCL and AGC may be deemed beneficial owners of such interests.

(b) Percent of Class:

9.97%

(c) Number of shares as to which such person has sole or shared voting and disposition power:

$37,880,358.52 in limited liability company interests

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

American General Life of Bermuda, Ltd., on behalf of Separate Account Bermuda VL-U-II is the beneficial owner of $37,880,358,52 in limited liability company interests. American General Life of Bermuda, Ltd. is a wholly-owned subsidiary of AGCL which is a wholly-owned subsidiary of AGC; accordingly AGCL and AGC maybe deemed beneficial owners of such interests. The foregoing know of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the limited liability company interests.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on or by the Parent Holding Company.

The securities that are the subject of this report were acquired by AGC=s indirect wholly-owned subsidiary:

American General Life of Bermuda, Ltd.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMERICAN GENERAL CORPORATION

By: /S/ PAULETTA P. COHN

Name: Pauletta P. Cohn

Title: Deputy General Counsel and Assistant Secretary

July 12, 2001

Date

AGC LIFE INSURANCE COMPANY

By: /S/ PAULETTA P. COHN

Name: Pauletta P. Cohn

Title: Secretary

July 12, 2001

Date

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMERICAN GENERAL LIFE OF BERMUDA, LTD.

By: /S/ JAMES W. WEAKLEY

Name: James W. Weakley

Title: President and Chairman of the Board

July 12, 2001

Date